EXHIBIT (a)(1)(F)
FORM OF CONFIRMATION TO ELIGIBLE HOLDERS
OF RECEIPT OF ELECTION FORM
[To be sent to all participants by the Executive Director, Human Resources via e-mail promptly after receipt of the Election to Participate]
This message confirms that Akorn has received your Election Form in the option exchange program. If you have chosen to participate in the option exchange program and Akron completes the option exchange program, unless Akorn receives a later dated Election Form that revises this election before 5:00 p.m., Central Time, on November 19, 2009 (unless the offer is extended), the options you have indicated on your Election Form will be cancelled and new options will be granted to you, subject to the terms and conditions of the option exchange program. Please note that receipt of your election is not by itself an acceptance of the Eligible Options for exchange. If you have chosen not to participate in the option exchange program or have chosen to withdrawal your options from option exchange program, your current options will not be cancelled and you will not be issued new options.
If you have any questions about this message, please contact Renee Wolf by email at renee.wolf@akorn.com or by telephone at 1-800-932-5676 ext, 4911.